FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

7 March 2003

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood   NSW   2067   AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Rinker Materials Corporation

Offer to purchase its
6.875% Notes due March 1, 2004
144A: CUSIP 126392 AA 7, ISIN US126392AA72
Reg. S: Common Code 004931203 ISIN USQ30201AA78

Guaranteed by

CSR Limited

and

Rinker Group Limited

and

Solicitation of Consents to Amendment of Related Indenture

(including Letter Of Transmittal And Consent and Press release)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By:	Luke Keighery
(Signature)*
Manager, Investor Services

Date 7 March 2003
* Print the name and title of the signing officer under his signature.

Exhibit Index

Exhibit 99.1  -  Press Release, dated February 28, 2003

Exhibit 99.2  -  Offer to Purchase and Consent Solicitation Statement, dated February 28, 2003

Exhibit 99.3  -  Letter of Transmittal and Consent, dated February 28, 2003.